EXHIBIT 3

March 24, 2014

Ms. Dawn Zier
Chief Executive Officer
NutriSystem, Inc.
600 Office Center Drive
Fort Washington, PA 19034

Re: Creating Additional Shareholder Value at NutriSystem, Inc.

Dear Ms. Zier:

I write again on behalf of Clinton Group, Inc., the investment manager to several partnerships and funds (“Clinton Group”) that collectively own more than 6% of the common stock of NutriSystem, Inc. (“NutriSystem” or the “Company”). We have owned the stock since 2011 and believe, now more than ever, in the value of the Company and its franchise.

As you know, we originally purchased our position in the Company with a belief that the then-current management team was doing a poor job exploiting the Company’s brand, efficacious diet program and market position. After encouraging the replacement of the prior Chief Executive we were pleased to see you hired in November 2012.

I wrote in late September 2013 to express our enthusiasm for all that you were doing, in those very early days of the turnaround, and to notify you of our purchase of additional stock. We indicated then that we believed the Company could return to its former glory, achieving 2016 EBITDA equal to the average EBITDA, as calculated by Capital IQ, generated from 2006 to 2010: $106 million.

We also noted that during the Company’s last turnaround (from 2005 to 2007), the Company’s financial performance had improved rapidly, consistent with the significant operating leverage in the Company’s model, with revenue tripling and EBITDA expanding five-fold in just those three years. A similar, rapid turnaround now could produce EBITDA in 2016 well above our own modeling assumption of $106 million.

Although your tenure was young and the signs of a turnaround faint, our view last September was that the Company would afford investors a 50% annualized return and hit a mid $30s stock price by Fall 2015 (well below its pre-recession peak of $75) as investors recognized the progress on the turnaround.

Much has changed for the better since our September 2013 letter:

  Revenue and earnings for the last two quarters of 2013 and for the full year 2013 exceeded the Company’s guidance and the expectations of the sell-side analysts. For full year 2013, revenue was 4% higher and earnings were 18% higher than the average forecast in September of the analysts at Citibank, Wedbush and Sidoti. In late July, the

  Company had guided investors to expect between $0.27 and $0.35 per share in earnings for 2013; the Company instead produced $0.40 of EPS for the year, exceeding the mid-point of its own guidance by 29%.
  The Company’s recent guidance for full-year 2014 financial performance exceeds the expectations analysts had last September. As of the time we wrote our last letter, the Citibank, Wedbush and Sidoti analysts had, on average, expected 2014 revenue to be $369 million with EPS of $0.52. The midpoint of the Company’s current financial guidance is 7% higher on revenue and 8% higher on EPS, reflecting a more successful turnaround than analysts expected.

  The Company has announced that it will grow revenue, year-over-year, in each of the three most recent quarters (September, December and March), with contributions from both the direct-to-consumer and retail business, demonstrating that the turnaround is well underway.

  Objective evidence indicates the Company is out-performing its competition in a difficult environment. Other commercial weight loss companies have been struggling this diet season, while it appears NutriSystem’s new diet programs and marketing approaches have led to growth. You have guided investors to expect revenue growth during the First Quarter of approximately 12% and for the full year of 2014 on the order of 10%. Meanwhile, Weight Watchers and Medifast have each lowered expectations and guidance for 2014, with Weight Watchers saying it believes it will experience “revenue declines in the high teens” on a percentage basis in 2014; Medifast is guiding investors to a First Quarter year-over-year decline in revenue of approximately 9%. Executing well in a difficult environment is a clear sign of operational prowess, in our view, and of an effective turnaround plan.

  The Company has continued to make significant progress on several growth initiatives, including its launch into new retailers and the imminent roll-out of a digital product for transition dieters and the do-it-yourself dieter, expanding the Company’s market opportunity.

Given these positive developments (as most recently confirmed in your full-year 2013 earnings release and call), our conviction with respect to NutriSystem’s value and future has grown since our September letter.

One thing, however, that has not changed significantly since our September letter is the stock price. When we wrote last, the stock was trading at $14.17. Today, the stock closed just 5.6% higher despite these positive developments and notable signs of progress and is well off its 52-week high of $20.54. Not surprisingly, then, we believe the stock is severely undervalued and are pleased to have increased our ownership stake by almost 10% since September at these attractive levels.

We believe the Company should buy its own stock as well.

The Company has the means to do so without impacting its financial resources: The Company could use the same cash it distributes annually as a dividend on each share to finance debt to purchase that same share. On an after-tax basis, the Company would have the same (or more) financial resources and post-dividend cash flow to invest in the Company’s expansion projects, as shown in the following table:

	Status Quo	Buyback

Purchase Price of Share	$0.00	$18.00
Annual Financing Cost
6.0% Interest	$0.00	$1.08
Tax Effect of Interest	$0.00	-$0.38
Dividend Commitment	$0.70	$0.00
Annual Cost Per Share	$0.70	$0.70

With last year’s operating cash flow, we believe the Company could borrow at least $80 million at a 6% interest rate level, given the current fixed income market. We believe such a debt deal could be accomplished with very limited marketing and would not distract management for more than two business days.

An $80 million buyback executed at prices up to $18 per share (as much as a 20% premium to today’s close) would allow the Company to purchase 4.5 to 5.0 million shares of its own stock (equivalent to roughly eight days of trading volume). The Company’s outstanding share count would decline by approximately 17%.

For the current shareholders, such a transaction would be extremely positive, allowing us to own more of the Company’s future cash flow growth in exchange for a (low) fixed obligation and no change to the Company’s ability to execute its business plan or capital spending program. As cash flow grows, we (and other remaining shareholders) would own a greater stake in that cash flow, driving the stock price higher. After such a buyback, if the Company can give shareholders confidence that it will generate close to our projected 2016 $106 million EBITDA target (which is just 60% of NutriSystem’s all-time EBITDA high), the stock should be in the $40s within 18 months.

Given the progress that the management team has made in turning around NutriSystem, we believe now is the time for the Company to be in the market, borrowing capital and buying its own stock. If the Company waits to buy stock until after the First Quarter 2014 financial performance is made public, we believe the opportunity to buy stock at these prices will be gone. For the time being, it seems, the stock has suffered at the hands of investors who have lumped NutriSystem in with the other commercial weight loss companies in spite of NutriSystem’s significant fundamental outperformance.

As an alternative to a buyback, there are innumerable private equity firms that we believe would be happy to consider a leveraged buyout of NutriSystem, leaving the management team, strategy and employees in place. Without the need for an ongoing dividend, a private equity firm could purchase NutriSystem at a significant premium to the current stock price using substantially more leverage than we advocate for the public company without impairing the Company’s ability to invest for future growth. If the fundamental turnaround continues apace, the financial rewards to such a buyer (and, presumably, to the management team and employees) could be enormous. After all, it was not that long ago that NutriSystem had an enterprise value over $2.5 billion, more than six times today’s value.

We would be pleased to send additional analyses on the Company’s significant opportunity to create value for its existing shareholders over-and-above the value being created by the turnaround. Please feel free to reach out and discuss these matters with me at your convenience.

Best regards.

Gregory P. Taxin

Gregory P. Taxin
President

cc: NutriSystem Board of Directors